Mail Stop 4628
                                                             December 4, 2018


Jeffrey Mallmes
Chief Executive Officer
Quantum Energy, Inc.
218 N. Jefferson Street, Suite 400
Chicago, IL 60661

       Re:     Quantum Energy, Inc.
               Amendment No. 3 to Registration Statement on Form S-1 Filed November 28, 2018
               File No. 333-225892

Dear Mr. Mallmes:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2018 letter.

Description of Securities, page 24

1. We note that you have filed additional amendments to your Articles of Incorporation in response to prior comment three, although you have not yet filed a complete and current copy of the Articles of Incorporation, as amended, and as required to comply with Item
       601(b)(3) of Regulation S-K. We reissue prior comment three.

Exhibit 5.1

2. Please file a revised legality opinion that covers the same amount of shares of common stock registered in the secondary offering. In that regard, we note that the opinion in its
 Jeffrey Mallmes
Quantum Energy, Inc.
December 4, 2018
Page 2

       first paragraph references 23,563,669 shares while the registration statement registers
       24,680,137 shares to be sold by selling stockholders.

Exhibit 23.1

3. Please have your independent auditor update the date of its consent relating to its audit report prior to the effectiveness of the registration statement.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff Attorney, at
(202) 551-3421 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

                                                            Sincerely,

                                                            /s/ John Reynolds

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
Resources

cc:    Jerold N. Siegan